UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

1st Century Bancshares, Inc.

(Name of Subject Company)

1st Century Bancshares, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31943X102

(CUSIP Number of Class of Securities)

Jason P. DiNapoli

President and Chief Operating Officer

1st Century Bancshares, Inc.

1875 Century Park East, Suite 1400

Los Angeles, California 90067

(310) 270-9500

(Name, address, and telephone number of person

authorized to receive notices and communications on behalf of the person(s) filing statement)

copy to:

Gordon Bava, Esq.

Manatt, Phelps & Phillips, LLP

11355 West Olympic Blvd.

Los Angeles, California 90064

(310) 312-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

Contact Information:

Alan I. Rothenberg

Chairman/Chief Executive Officer

Phone: (310) 270-9501

Fax: (310) 270-9520

Jason P. DiNapoli

President/Chief Operating Officer

Phone: (310) 270-9505

Fax: (310) 270-9520

1ST CENTURY BANCSHARES RESPONDS TO PUBLIC STATEMENTS REGARDING

PROPOSED TENDER OFFER FOR UP TO 688,000 SHARES

LOS ANGELES, CA – February 29, 2008—1st Century Bancshares, Inc. (FCTY:OTCBB) offered the following comments regarding statements posted on the internet on February 28, 2008 by Palisair Capital Partners, LP (“Palisair”) regarding a possible tender offer for up to 688,000 shares of the Company’s common stock for a price of $8.00 per share.

On Wednesday, February 27, 2008 the Company had forwarded to it an apparent email the contents of which were virtually identical to the internet posting referred to above claiming that Palisair already controlled 291,220 shares and plans to increase its ownership to up to 9.9% of the Company’s outstanding stock. No communications have been delivered to the Company by Palisair, and no one claiming to represent Palisair has communicated directly with it. To date, we are unaware of any filings made by Palisair regarding any ownership of Company stock it may have or any tender offer transaction.

The Company has very limited information regarding Palisair, its investors, or its management other than what appears on its website, and cannot confirm or deny whether the recent trading volume and prices increase in its common stock preceding the email and public statements are attributable to Palisair or the referenced email communication.

Alan Rothenberg, Chairman and Chief Executive Officer of the Company stated: “We welcome new investors and remain available to discuss their investment in the Company. However, any time there is an unusual increase in trading volume and price concurrent with unusual circumstances such as these, concerns are raised that investors could be harmed and caution should be exercised. It is unclear why Palisair has determined to initiate a tender offer for such a limited amount of stock and particularly without prior discussion with the Company. If a tender offer is made, the Board of Directors will review it and communicate with shareholders consistent with its legal obligations.”

IF A TENDER OFFER IS COMMENCED, THE BOARD OF DIRECTORS WILL TAKE IT UNDER CONSIDERATION AND COMMUNICATE ITS RECOMMENDATIONS TO SHAREHOLDERS IN A WRITTEN STATEMENT AND THE REASONS FOR ITS POSITION WITHIN TEN (10) BUSINESS DAYS FROM THE DATE OF COMMENCEMENT. SHAREHOLDERS SHOULD READ THE RECOMMENDATION STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS WILL BE AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION WEBSITE AND THE RECOMMENDATION STATEMENT WILL BE PROVIDED AT NO COST BY THE COMPANY.

About 1st Century Bancshares, Inc.

1st Century Bancshares, Inc. is the bank holding company of 1st Century Bank, N.A., a full service commercial bank headquartered in the Century City area of Los Angeles. The Bank’s primary focus is relationship banking to family owned and closely held small and middle market businesses, professional service firms and high net worth individuals, real estate investors, legal and medical professionals, and entrepreneurs. Additional information is available at www.1stcenturybank.com.